4/1/02

02029847

File No. 0-17551

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Months of March and April, 2002



DYNAMIC OIL & GAS, INC.
(Registrant's name)



Airport Executive Park
#205, 10711 Cambie Road
Richmond, B.C.
Canada V6X 3G5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes No X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc.
(Registrant)

Dated: 4/4/02

By: /s/ Mike Bardell
Mike Bardell, Chief Financial Officer &
Corporate Secretary

DYNAMIC OIL & GAS, INC.

TSE:DOL NASDAQ:DYOLF
1-800-663-8072

**Building Momentum**





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Wednesday, April 3, 2002



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# N E W S R E L E A S E

Member of Canadian Association of Petroleum Producers TSE:DOL NASDAQ:DYOLF

DYNAMIC OIL & GAS, INC.

**April 03 , 2002**

## Dynamic Updates Oil Exploration and Development Activity at St. Albert, Alberta

Dynamic Oil & Gas, Inc. announced today that it has completed a sixty-day production test on a new oil well at its St. Albert, Alberta property.

The St. Albert 02/11-25 well was re-entered and sidetracked to a total depth of 4,940 feet to test Devonian-aged formations known previously to be productive in the St. Albert field. The well was successfully completed in the Nisku (D-2) formation in February and is currently producing approximately 110 barrels of high quality oil and 20 barrels of water per day into a temporary test facility. Flow rates and water cuts are stable and the Company intends to install permanent equipment capable of fluid rates of up to 320 barrels per day. Additional drilling is planned to fully develop remaining oil potential in this portion of the St. Albert field. Dynamic owns a 75% working interest in the oil assets and the majority of the gas assets at St. Albert.

Wayne Babcock, Dynamic's President commented, "We are pleased with the initial results of our oil program at St. Albert and look forward to drilling several attractive targets in the coming months. Future oil drilling will include testing the Wabamun (D-1) and Nisku (D-2) formations on various portions of the property as well as drilling for by-passed attic oil remaining in the Leduc (D-3), a zone which historically has produced the majority of the field's oil production. The St. Albert property has oil facilities in place to handle up to 2,400 barrels per day with minimal capital spending. Current gross oil production from the property, including the St. Albert 11-25 well, is approximately 209 barrels per day".

The 13,336-acre St. Albert property is located in central Alberta near the City of Edmonton. The property consists of nineteen gas wells, seven producing oil wells, a solution gas plant and an oil battery. Since the initial discovery in 1952, the property has produced in excess of 23 million barrels of oil and 83 billion cubic feet of raw gas.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada's natural gas and oil reserves. The Company owns working interests in several central Alberta producing properties and in early-stage exploration properties located in southwestern and northeastern British Columbia.

On Behalf of the Board of Directors

**Wayne J. Babcock**
*President & Chief Executive Officer*

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, FUTURE DRILLING EXPECTATIONS AND TIMING. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING UNCERTAINTY OF THE COMPANY'S SUCCESS IN DEVELOPING FURTHER OIL RESERVES AT ST. ALBERT AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON AUGUST 15, 2001."

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 - 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com